SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement

Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Infinera Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

45667G103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael O. McCarthy III, Esq.

Infinera Corporation

169 Java Drive

Sunnyvale, CA 94089

(408) 572-5200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenton J. King, Esq.

Joseph M. Yaffe, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue – Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$50,929,629	$3,631.28

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,265,300 shares of common stock of Infinera Corporation having an aggregate value of $50,929,629 as of January 25, 2010 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Infinera Corporation, a Delaware corporation (“Infinera” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 5,265,300 shares of the Company’s common stock, par value $0.001 per share, whether vested or unvested, with an exercise price per share at or above $8.16 with a grant date prior to January 25, 2009 outstanding under the Company’s 2007 Equity Incentive Plan (the “Eligible Awards”). These Eligible Awards may be exchanged, in the case of Senior Officers (as defined in the Offer to Exchange), for options, and in the case of all other employees, for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards dated January 25, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the E-Mail to All Eligible Employees from Thomas J. Fallon, dated January 25, 2010, attached hereto as Exhibit (a)(1)(B), (iii) Form of Confirmation E-Mail, attached hereto as Exhibit (a)(1)(C), and (iv) Form of Reminder E-Mail, attached hereto as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries who reside in United States, India and the United Kingdom and who remain employees through the date exchanged Eligible Awards are cancelled. Notwithstanding the foregoing, members of the Company’s board of directors who are not employees of the Company and employees of the Company or its direct or indirect subsidiaries who are located in certain countries as of the date of this Exchange Offer are not eligible employees and may not participate in this Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Infinera is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 169 Java Drive, Sunnyvale, CA 94089, and the telephone number at that address is (408) 572-5200. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Infinera” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Awards. The actual number of shares of common stock subject to the options and RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. As of January 25, 2010, there were outstanding Eligible Awards to purchase an aggregate of approximately 5,265,300 shares of the Company’s stock. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new awards” and “Source and amount of consideration; terms of new awards” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The Company is both the subject company and the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

The information set forth on Schedule A to the Offer to Exchange and the information set forth in the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers, transactions and arrangements concerning options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Question and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new awards,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new awards,” “Information concerning Infinera,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible equity plans and related award agreements attached hereto as Exhibit (d) contain information regarding the subject securities and are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of new awards” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of new awards” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Exchange Offer.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the sections of the Offer to Exchange under the captions “The Offer” titled “Information concerning Infinera,” “Financial statements” and “Additional information” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 27, 2008, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2009, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data therein, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 28, 2009 (filed with the SEC on May 7, 2009), June 27, 2009 (filed with the SEC on August 3, 2009) and September 26, 2009 (filed with the SEC on November 2, 2009), including the financial information set forth in Item 1 – Condensed Consolidated Financial Statements in each such Quarterly Report, are incorporated herein by reference. Our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “Risks of Participating in the Offer” and the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the awards” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, dated January 25, 2010.

(a)(1)(B)	E-Mail to All Eligible Employees from Thomas J. Fallon, dated January 25, 2010.

(a)(1)(C)	Form of Confirmation E-Mail.

(a)(1)(D)	Form of Reminder E-Mail.

(a)(1)(E)	Screen shots of offer website.

(a)(1)(F)	Employee presentation materials.

(b)	Not applicable.

(d)(1)	2007 Equity Incentive Plan and forms of stock option agreements thereunder (Incorporated by reference to exhibit filed with Registrant’s Form S-1 (No. 333-140876), filed with the SEC on February 26, 2007, as amended, and to exhibit filed with Registrant’s Form S-1/A (No. 333-140876), filed with the SEC on April 4, 2007).

(d)(2)	Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(d)(3)	Form of Restricted Stock Unit Agreement for International Based Employees under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INFINERA CORPORATION

/S/ MICHAEL O. MCCARTHY, III
Michael O. McCarthy, III
Chief Legal Officer and Corporate Secretary

Date: January 25, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, January 25, 2010.

(a)(1)(B)	E-Mail to All Eligible Employees from Thomas J. Fallon, dated January 25, 2010.

(a)(1)(C)	Form of Confirmation E-Mail.

(a)(1)(D)	Form of Reminder E-Mail.

(a)(1)(E)	Screen shots of offer website.

(a)(1)(F)	Employee presentation materials.

(b)	Not applicable.

(d)(1)	2007 Equity Incentive Plan and forms of stock option agreements thereunder (Incorporated by reference to exhibit filed with Registrant’s Form S-1 (No. 333-140876), filed with the SEC on February 26, 2007, as amended, and to exhibit filed with Registrant’s Form S-1/A (No. 333-140876), filed with the SEC on April 4, 2007).

(d)(2)	Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(d)(3)	Form of Restricted Stock Unit Agreement for International Based Employees under 2007 Equity Incentive Plan of the Registrant (Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the SEC on July 25, 2008).

(g)	Not applicable.

(h)	Not applicable.